December 4, 2014

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Patrick Gilmore, Accounting Branch Chief

VIA EDGAR

Re:	Formula Systems (1985) Ltd. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2013 (the “2013 Form 20-F”)

Filed April 30, 2014

File No. 000-29442

Dear Mr. Gilmore:

We hereby provide the following responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-referenced filing that were provided to the Company by the Staff in its letter dated November 6, 2014 (the “Comment Letter”). To assist your review, we have retyped the text of the Staff’s comments below in bold face type and have provided the Company’s responses immediately following each numbered comment. Please note that all references to page numbers in the responses below refer to the page numbers of the 2013 Form 20-F, as previously filed with the Commission.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Goodwill, page 47

1.	We note your disclosure on page 48, which indicates that for certain reporting units, the performance of a two-step impairment test was required. Please identify the reporting units for which you performed the two-step test, explain why the two-step test was “required” and tell us the extent to which each of these reporting unit’s fair value exceeded its carrying value. Also, if you perform a two-step impairment test in future periods, and the estimated fair value of a reporting unit is not substantially in excess of its carrying value, please disclose the following:

  The percentage by which fair value exceeded carrying value as of the date of the most recent test;
  A description of the key assumptions used and how the key assumptions were determined;
  A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
  A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

If your reporting units are not at risk of failing step one, please consider disclosure of this fact in future filings.

We respectfully acknowledge the Staff's comment. We respectfully clarify to the Staff that of the three years (2011, 2012 and 2013) that we discuss in the “Goodwill” subsection of our Critical Accounting Policies, only for the 2011 year did we follow the procedure under ASC 350, “Intangibles-Goodwill and Other” for a potential two-step impairment test. For that year, we indicate on page 48 of the 2013 Form 20-F that the second step was not necessary, as the estimated fair values of our reporting units ranged from 10% to 28% above their carrying values.

As to the 2012 and 2013 annual impairment tests, we indicate on page 48 of the 2013 Form 20-F that we adopted the provisions of ASU 2011-08 for all of our reporting units, pursuant to which we first assessed qualitative factors to determine whether the existence of events or circumstances led to a determination that it was more likely than not that the fair value of our reporting units was less than their carrying amounts. Based on that assessment, we determined, based on the totality of events and circumstances, that it was not more likely than not that the fair value of our reporting units would be less than their carrying amounts. Thus, the performance of even the first step of the two-step impairment test under ASC 350 was unnecessary in 2012 and 2013.

We note to the Staff that the final paragraph of the “Goodwill” subsection of our “Critical Accounting Policies” (on page 48 of the 2013 Form 20-F), which states

“For the reporting units which the performance of the two-step impairment test was required, we performed the annual impairment tests during the fourth quarter of each of 2011, 2012 and 2013 resulting in no impairment losses for any of our reporting units”

contained inadvertent typographical errors, which may have caused the Staff to inquire in its comment as to why the two-step impairment test was necessary. In actuality, the reference in that sentence to 2012 and 2013 with respect to the two-step impairment test was incorrect (as no such two-step impairment test was necessary in 2012 or 2013, as we described above). For 2011, the reference to the “performance of the two-step impairment test” was also somewhat unclear, as only the first step of the potential two-step impairment test was necessary to be performed in 2011. Therefore, we suggest that the subject sentence be deleted, which we propose to do in our upcoming annual report on Form 20-F, for the year ending December 31, 2014 (the “2014 Form 20-F”).

Furthermore, in order to better clarify that we did not need to apply the two-step impairment test under ASC 350 at all in 2012 and 2013, we suggest the addition of the following sentence at the end of the previous paragraph in the “Goodwill” section of the 2013 20-F (as marked in bold and underlined font immediately below):

“We adopted the provisions of ASU 2011-08 for all our reporting units, in our annual impairment test in 2012 and 2013. This analysis determines that no indicators of impairment existed primarily because (1) our market capitalization was consistently substantially in excess of its book value, (2) our overall financial performance has been stable or improving since its respective acquisitions, and (3) forecasts of operating income and cash flows generated by our reporting units appear sufficient to support the book values of the net assets of each reporting unit. Because of our analysis under that qualitative test that it was not more likely than not that the fair value of a reporting unit was less than its carrying amount, we did not need to perform the two-step impairment test under ASC 350 in either 2012 or 2013.”

We respectfully submit that given our description of our adoption of ASU 2011-08 for our annual impairment tests in 2012 and 2013, our description of those tests and our disclosure of the rationale for concluding that the two-step test was unnecessary in those years, and given the immateriality of the later typographical errors, we will make the above deletion and addition in the description of our goodwill impairment tests for 2012 and 2013 in the 2014 Form 20-F.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Legal Proceedings, page 86

2.	We note your statement that you recorded an accrual to cover damages to be awarded, if any, based on the conclusions of the financial expert opinion that Magic Software filed in the arbitration proceedings. Please tell us how you considered Securities Act Rule 436 when determining whether you were required to name the financial expert and obtain its consents for inclusion in your filing, which is incorporated by reference into your Securities Act filings, such as your Form S-8.

We respectfully acknowledge the Staff’s comment. We respectfully submit that upon consideration of the provisions of Securities Act Rule 436 and the nature of our reliance upon the subject financial expert’s opinion (for purposes of both our financial statements and the 2013 Form 20-F), there was no requirement for us to name the financial expert or to obtain its consent for inclusion in our filing. The subject disclosure in the 2013 Form 20-F merely mentioned the financial expert opinion as a basis for our consideration and conclusion as to our accrual to cover potential damages to be awarded, without actually quoting from, or summarizing, the opinion of that financial expert. Therefore, it did not trigger the requirement to obtain the financial expert’s opinion under paragraph (a) of Rule 436. Furthermore, the subject financial expert did not review or pass upon the subject disclosure in our 2013 Form 20-F, nor did we state that the subject disclosure (or any other information in the 2013 Form 20-F) was passed upon, or included upon the authority of, or in reliance upon, its status as an expert. Therefore, the requirement to file a written consent from the financial expert was not triggered under paragraph (b) of Rule 436 either. None of the other paragraphs of Rule 436 (which are not relevant to the subject financial expert) requires the naming of, or the consent of, the subject financial expert either.

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Item 18. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

3.	We note that Kost, Forer, Gabbay & Kasierer indicated in their audit report that they did not audit the financial statements of certain subsidiaries which were audited by other auditors and that their opinion, insofar as it relates to the amounts included for those subsidiaries, is based solely on the reports of the other auditors. As noted in Rule 2-05 of Regulation S-X, when a principal auditor makes reference to the work of another auditor in its audit report, the separate report of the other auditor shall be filed. Accordingly, please amend your December 31, 2013 Form 20-F to include the other auditors’ reports.

We respectfully acknowledge our inadvertent omission of the subject reports of those other auditors of certain of our subsidiaries from the 2013 Form 20-F. We respectfully note that the subject reports of those auditors were actually filed with the Commission, by our subsidiary Magic Software Enterprises Ltd. (“Magic”), as part of its annual report on Form 20-F for the year ended December 31, 2013, filed with the Commission on February 24, 2014, Commission file number 000-19415 (please see the “Appendix to Consolidated Financial Statements” in that filing, which contains the subject audit reports of the relevant subsidiaries, which are also subsidiaries of Magic (we provide the following link to that filing for the convenience of the Staff-- http://www.sec.gov/Archives/edgar/data/876779/000114420414011065/v368765_20f.htm). Because those reports were filed publicly with the Commission, and because we included, as exhibits to our 2013 Form 20-F, consents of each of those auditors to the incorporation by reference of their audit reports with respect to the financial statements of those subsidiaries for the year 2013 into our Registration Statement on Form S-8 (Commission file number 333-156686) (the “Form S-8”), we respectfully request that those audit reports, as filed by Magic, be deemed to be included in our 2013 Form 20-F (and, consequently, in our Form S-8), and that we not be required to amend the 2013 Form 20-F. We respectfully note that we will of course include all required reports of other auditors upon which our auditors’ reports rely in our future filings with the Commission.

Consolidated Statements of Income, page F-8

4.	We note that for certain multiple-element arrangements, revenue is recognized under the percentage-of-completion method and per your response to comment 2 in your letter dated December 8, 2008, these revenues are included within the proprietary software product line item. Please confirm whether the revenue from these arrangements continues to be classified in the proprietary software product line item. As noted in your response, please confirm that in future filings you will disclose your basis of presentation for these arrangements and discuss the reasons for such presentation.

We respectfully acknowledge the Staff’s comment, and in response thereto, confirm that certain revenues of our subsidiaries (included in our consolidated revenues) that are multiple-element arrangements and are recognized under the percentage-of-completion method are included within the proprietary software product line item of our consolidated financial statements. We respectfully note to the Staff that we discuss the basis of, and the reasons for, the presentation for these arrangements in the 2013 Form 20-F, both in the “Revenue Recognition” subsection of our “Critical Accounting Policies” on pages 45-46 of the 2013 Form 20-F, and in Note 2(r) (“Revenue Recognition”) to our consolidated financial statements, on pages F-26 through F-28 of the 2013 Form 20-F. We will continue to provide the basis of, and reasons for, such presentation for these arrangements in our future filings.

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Note 14. Commitments and Contingencies

(d). Legal Proceedings, page F-56

5.	We note your disclosure on page F-56 that Magic recorded an accrual to cover damages based on the conclusion of the financial expert opinion filed by Magic during arbitration proceedings. We also note your disclosure that the company is unable to estimate the amount of the probable loss associated with this litigation. Please explain how you were able to record an accrual if you are unable to estimate the probable loss. See ASC 450-20-25-2. Clarify whether this disclosure was meant to address the reasonable possibility that a loss exceeding the probable amounts already recognized may have been incurred. If so, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to paragraphs 3 through 5 of ASC 450-20-50.

We respectfully acknowledge the Staff’s comment. We clarify to the Staff that our intention was to state that we are unable to estimate the amount of a reasonably possible loss, if any, to be recognized in excess of the amount accrued for the probable damages. As requested by the Staff, we undertake to include in the 2014 Form 20-F disclosure that an exposure to loss exists in excess of the amount accrued and the estimate (or a statement that the estimated amount is immaterial) of the possible loss or range of loss, or a statement that such an estimate cannot be made, of such amount exceeding the amount accrued for the probable loss related to this litigation.

Note 16. Income Taxes, page F-58

6.	Supplementally explain why you have not disclosed the aggregate dollar per share effect on earnings for all periods presented pursuant to SAB Topic 11C to the extent that an “alternative benefits” program had an effect on earnings per share. Alternatively, explain why you have not disclosed that such programs have not had an effect on earnings per share as the related subsidiaries had not generated any taxable income under the “alternative benefits” programs, pursuant to your response to prior comment 12 of your letter dated December 8, 2011.

We respectfully acknowledge the Staff’s comment, and hereby indicate to the Staff that those of our subsidiaries that have elected the “alternative benefits” program have not yet generated any taxable income under those programs. Therefore, those programs have not had any effect upon our earnings per share for any period presented in the 2013 Form 20-F. We undertake to the Staff to include that disclosure in our future annual reports on Form 20-F for so long as our subsidiaries have not utilized any of their tax benefits under those programs. Once our subsidiaries begin to utilize those tax benefits, we will disclose the aggregate dollar per share impact (if any) of those tax benefits on our earnings pursuant to SAB Topic 11C

7.	Your disclosure on page F-60 indicates that you have not provided deferred taxes on undistributed earnings of foreign subsidiaries because you intend to reinvest these undistributed earnings. Please tell us what consideration you gave to providing quantitative disclosure of the undistributed earnings of foreign subsidiaries that are considered to be “reinvested” as of December 31, 2013. Refer to FASB ASC 740-30-50-2. As part of your response, please tell us the amount of cash and cash equivalents that are currently held outside of Israel that would be subject to income taxes.

We respectfully acknowledge the Staff’s comment. We considered providing quantitative disclosure of undistributed earnings of foreign subsidiaries that are considered to be “reinvested” as of December 31, 2013, as well as the amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries that were essentially permanent in duration as of December 31, 2013, in accordance with ASC 740-30-50-2. The amount of our cash and cash equivalents that are currently held outside of Israel that would be subject to income taxes if distributed as dividends is $41.1 million. However, a determination of the amount of the unrecognized deferred tax liability for temporary difference related to those undistributed earnings of foreign subsidiaries is not practicable due to the complexity of the structure of our group of subsidiaries for tax purposes and the difficulty of projecting the amount of future tax liability. We undertake to the Staff to include the amount of the undistributed earnings of foreign subsidiaries, as well as the unrecognized deferred tax liability for temporary difference related to those undistributed earnings, if determinable (or an appropriate negative statement that such liability is not determinable) in our future annual reports on Form 20-F.

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We acknowledge to the Commission that:

●	The Company is responsible for the adequacy and accuracy of the disclosures in the 2013 Form 20-F filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2013 Form 20-F filing; and

●	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your time and attention to our responses to the Staff’s comments set forth in this letter. Should you wish to discuss this letter at any time, please do not hesitate to contact our legal counsel, Meitar Liquornik Geva Leshem Tal (Mike Rimon, Adv. at 011-972-3-610-3621 or Jonathan M. Nathan, Adv. at 011-972-3-610-3182).

Sincerely,

/s/ Asaf Berenstin

Asaf Berenstin

Chief Financial Officer

Formula Systems (1985) Ltd.

cc:	Megan Akst, Senior Staff Accountant
Christine Davis, Assistant Chief Accountant
Ji Shin, Staff Attorney
Matthew Crispino, Staff Attorney
(Securities and Exchange Commission)

Mike Rimon, Adv.
Jonathan M. Nathan, Adv.
(Meitar Liquornik Geva Leshem Tal)

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